SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. )*

ROLFE ENTERPRISES, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

775510 10 0

(CUSIP Number)

James P. Walker, Jr.

c/o Rolfe Enterprises, Inc.

3229 Wentwood Drive, Suite 200

Dallas, Texas 75225

(214) 691-7880

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 4, 2003

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

_______________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 775510 10 0	13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James P. Walker, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,471,190
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,471,190
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,471,190
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.7%
14	TYPE OF REPORTING PERSON IN

Item 1.         Security and Issuer.

The securities covered by this Schedule 13D are shares of common stock, $.001 par value (the "Common Stock"), of Rolfe Enterprises, Inc., a Florida corporation (the "Company"). The Company's principal executive offices are located at 5150 Tamiami Trail North, Suite 202, Naples, Florida 34103.

Item 2.         Identity and Background.

(a)        This statement on Schedule 13D is being filed by James P. Walker, Jr., an individual ("Mr. Walker");
(b)        The address of Mr. Walker is 3229 Wentwood Drive, Suite 200, Dallas, Texas 75225;
(c)        Mr. Walker is the president and secretary of the Company;
(d)        Mr. Walker has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors);
(e)        Mr. Walker has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;
(f)        Mr. Walker is a U.S. citizen.

Item 3.         Source and Amount of Funds or Other Consideration.

On December 4, 2003, Mr. Walker acquired 1,471,190 shares (the "Shares") of Common Stock in consideration for his 20% membership interest in BidGive Group, LLC, a Texas limited liability company ("BidGive"), pursuant to a Merger Agreement and Plan of Reorganization, dated October 10, 2003 (the "Merger Agreement"), entered into by and among the Company, BBG Acquisition Subsidiary, Inc., a Texas corporation and wholly-owned subsidiary of the Company (the "Merger Sub"), Mid-Continental Securities Corp., an Illinois corporation, and BidGive. Pursuant to the Merger Agreement, effective as of December 4, 2003, BidGive was merged (the "Merger") with and into the Merger Sub with the Merger Sub surviving the Merger, and each 1% membership interest in BidGive which was issued and outstanding immediately prior to the effective time of the Merger was converted into 57,446 shares of the Company's Common Stock.

Item 4.         Purpose of Transaction.

Mr. Walker acquired the Shares pursuant to the Merger. The purpose of the Merger was to merge the business and assets of BidGive into a subsidiary of a publicly reporting company.

Pursuant to the Merger Agreement, and as of December 4, 2003, Mr. Walker became president and secretary of the Company. Also pursuant to the Merger Agreement, Mr. Walker will be appointed to the Company's board of directors and the Company's current directors will resign each effective 10 days after the transmittal of an information statement on Schedule 14f-1 to the shareholders of the Company. It is anticipated that after Mr. Walker is appointed to the Company's board of directors, the Company's board of directors will amend the Company's bylaws to increase the number of positions on the Company's board of directors to five, appoint additional persons to serve on the Company's board of directors until the next annual shareholder meeting, and elect additional officers of the Company. It is also anticipated that the new board of directors will ultimately recommend to the shareholders that the Company amend its articles of incorporation to convert from a Florida corporation to a Delaware corporation and to change its name to "BidGive International, Inc."

Item 5.         Interest in Securities of the Issuer.

(a)        As of the date hereof, Mr. Walker beneficially owns 1,471,190 shares of the Company's Common Stock. The 1,471,190 shares owned by Mr. Walker represent 23.7% of the 6,210,380 shares of Common Stock that the Company had outstanding as of December 4, 2003 after consummation of the Merger;Number of shares as to which Mr. Walker has:

sole power to vote or direct the vote:	1,471,190
shared power to vote or direct the vote:	0
sole power to dispose or direct the disposition:	1,471,190
shared power to dispose or direct the disposition:	0

(c)        Other than the transactions set forth herein, Mr. Walker has not engaged in any transactions in the Common Stock within the past 60 days;

(d)         Not applicable;

(e)         Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Walker has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Company.

Item 7.         Material to be filed as Exhibits.

Merger Agreement and Plan of Reorganization, dated October 10, 2003, entered by and among Rolfe Enterprises, Inc., BBG Acquisition Subsidiary, Inc., Mid-Continental Securities Corp., and BidGive Group, LLC (filed as Exhibit 2.1 to the Company's Form 10-QSB filed on November 10, 2003, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: December 11, 2003	/s/ James P. Walker, Jr. James P. Walker, Jr.